UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29842 / October 25, 2011

In the Matter of	:
	:
Destra Capital Investments LLC	:
Destra Unit Investment Trust	:
	:
901 Warrenville Road, Suite 15	:
Lisle, IL 60532	
	:
(812-13575)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF THE ACT
AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION
FROM SECTION 17(a) OF THE ACT

Destra Capital Investments LLC and Destra Unit Investment Trust filed an application on
September 15, 2008, and amendments to the application on June 1, 2011, and September 23,
2011. Applicants requested an order under section 12(d)(1)(J) of the Investment Company Act
of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act and
under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act.
The order would permit certain registered unit investment trusts to acquire shares of registered
management investment companies and unit investment trusts both within and outside the same
group of investment companies, and permit any registered investment companies that are open-
end companies, their principal underwriters and any broker or dealer registered under the
Securities Exchange Act of 1934 to sell such shares to the unit investment trusts.

On September 29, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29825). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Destra Capital Investments LLC and Destra Unit Investment Trust (File No. 812-13575) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary